November 5, 2018

VIA EMAIL AND EDGAR

Ms. Tracey Houser

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017 filed February 15, 2018

Form 10-Q for the Fiscal Quarter Ended June 30, 2018 filed August 8, 2018

File No. 001-13879

Dear Ms Houser:

We are submitting this response to your letter dated October 30, 2018 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 10. Income Taxes, page 79.

1.

Please tell us your consideration for disclosing the cumulative amount of undistributed foreign earnings that are considered indefinitely reinvested in accordance with ASC 740-30-50-2 in light of your disclosure that you intend to indefinitely reinvest your undistributed foreign earnings.

Company Response: Beginning with our Form 10-K for the year ended December 31, 2018, we propose to expand such disclosure to include the amount of unremitted earnings as set forth in the sample disclosure below based on our Form 10-K for the year ended December 31, 2017:

The Company is in a position to control whether or not to repatriate foreign earnings and we currently do not expect to make a repatriation in the foreseeable future. No additional income taxes have been provided for on any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities, as the earnings continue to be indefinitely reinvested in foreign operations. The amount of unremitted earnings at December 31, 2017 was approximately $864 million. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in these entities (i.e. basis difference in excess of that subject to the one-time transition tax) is not practicable at this time.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Notes to the Unaudited Interim Condensed Consolidated Financial Statements, page 8

2.

Please provide the disclosures required by ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgements applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim period financial statements prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

Company Response:

Beginning with our Form 10-Q for the period ended September 30, 2018, we propose to expand such disclosure as set forth in the sample disclosure below:

On January 1, 2018 we adopted Accounting Standard Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method. The impact of adopting ASC 606 did not result in a change to income, and therefore we are not reflecting a cumulative effect to the opening balance of retained earnings due to the adoption of ASC 606. The comparative period has not been adjusted and continues to be reported under the accounting standards in effect for this period.

Our revenues are primarily derived from the manufacture and sale of specialty chemicals. We recognize revenue when control of the product is transferred to our customer and for an amount that reflects the consideration we expect to collect from the customer. Control is generally transferred to the customer when title transfers (which may include physical possession by the customer), we have a right to payment from the customer, the customer has accepted the product, and the customer has assumed the risks and rewards of ownership. We have supplier managed inventory arrangements with some of our customers to facilitate on-demand product availability. In some cases, the inventory resides at a customer site, although title has not transferred, we are not entitled to payment, and we have not invoiced for the product. We have evaluated the contract terms under these arrangements and have determined that control transfers when the customer uses the product, at which time revenue is recognized. Our contracts generally include one performance obligation, which is providing speciality chemicals. The performance obligation is satisfied at a point in time when products are shipped, delivered, or consumed by the customer, depending on the underlying contracts.

While some of our customers have payment terms beyond 30 days, we do not provide extended payment terms of a year or more, nor do our contracts include a financing component. Some of our contracts include variable consideration in the form of rebates. We record rebates at the point of sale as a reduction in sales when we can reasonably estimate the amount of the rebate. The estimates are based on our best judgment at the time of sale, which includes anticipated as well as historical performance.

Taxes assessed by a governmental authority which are concurrent with sales to our customers, including sales, use, value-added, and revenue-related excise taxes, are collected by us from the customer and are not included in net sales, but are reflected in accrued expenses until remitted to the appropriate governmental authority. When we are responsible for shipping and handling costs after title has transferred, we account for those as fulfilment costs and include them in cost of goods sold.

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If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice-President and Chief Financial Officer